Exhibit 99.22 Media Release Rio Tinto well positioned to sustain strong returns 31 October 2019 Rio Tinto is well positioned to continue generating strong returns, building on a track record of $32 billion returned to shareholders since 2016, and the significant progress achieved in strengthening the resilience and sustainability of the business. At its investor seminar in London, Rio Tinto chief executive J-S Jacques and members of his executive team will outline how the quality of Rio Tinto’s portfolio, strong customer relationships and capital discipline positions the company for continued strong financial performance, as demonstrated by free cash flow of $10 billion in 2019 calculated at current spot prices*. J-S said “Rio Tinto has a world-class portfolio, delivering superior margins and free cash flows, with an established track record of generating resilient returns. This includes $32 billion returned to shareholders since 2016, in a volatile macro environment. “We are not complacent, and will step up our operational performance to fully optimise our assets and maintain strong cash delivery. We will continue to create value by strengthening relationships with our customers and with other partners, both of which are crucial for our future success.” Rio Tinto will also underline its environmental and sustainability credentials and demonstrate what it is doing to position the business for a carbon constrained world and reinforce its value proposition to investors as the only major diversified miner who does not extract fossil fuels. Rio Tinto has reduced its emissions-intensity footprint by almost 30 per cent since 2008 and today, over 70 per cent of its electricity comes from renewable sources. Current emissions targets, which have already been achieved, expire at the end of 2019 and new targets will be disclosed in early 2020. The new targets will move Rio Tinto closer to its long-term commitment of substantially decarbonising its business by 2050. Key points from the presentation include: Financial • $10 billion of free cash flow in 2019* at spot prices, demonstrating the ongoing cash generation resilience of our world-class assets in a volatile macro environment. • Rio Tinto remains committed to maintaining an appropriate balance between investment in the business and cash returns to shareholders. Over the last three years, our pay-out ratio, excluding returns from divestments, has averaged more than 70 per cent, above our returns policy range of 40-60 per cent in recognition of the strong free cash flow generation of the business. • Total capital expenditure in 2019 is expected to be $0.5 billion lower than previous guidance at around $5.5 billion, with $0.5 billion deferred into 2020. As a result, guidance for 2020 is around $7 billion. Guidance for 2021 remains unchanged at around $6.5 billion. Guidance for 2022 was included for the first time at around $6.5 billion. Iron Ore • Pilbara shipment and cash unit cost guidance for 2019 remain unchanged at 320-330 million tonnes and $14-15 per tonne. • Sustaining capital expenditure is now expected to be $1 billion to $1.5 billion per year from 2020, versus earlier guidance of around $1 billion. • Pilbara system has, at times, operated at 360 Mtpa run rates, but not on an annual basis. Page 1 of 4

• Annualised system capacity of 360 Mtpa expected once Koodaideri phase 1 is fully commissioned, with first ore still expected late 2021. • Pilbara Blend continues to command a premium and remains the flagship product from our Pilbara system. • SP10 supports high consistency of the Pilbara Blend, whilst increasing resource recovery and improving mine productivity. It is also of lower cost than Pilbara Blend on average. • 2020 shipment guidance is an increase of up to 5% on 2019 guidance subject to market conditions. Specific guidance for 2020 will be provided with the fourth quarter operations review, in January 2020. Oyu Tolgoi • Rio Tinto provided an update on progress at Oyu Tolgoi, underlining that the world-class ore-body will become one of the world’s largest copper and gold mines. • Construction of Shaft 2 is now complete and commissioning is in progress, which will facilitate a step-change in lateral development productivity, providing the ability to move more material, equipment and people between the surface and underground. • The underground development is large and complex, with over 200km of underground roads and infrastructure. • Work evaluating design options continues, including reviewing the location of access drives, the ore handling system and options for panel sequencing. Mine design will be completed in H1 2020. • The Definitive Estimate, which will include the final estimate of cost and schedule for the remaining underground project, is still expected to be delivered in the second half of 2020. Growth & Innovation • Rio Tinto spends $200m each year on early stage R&D. • In studies and construction, innovation and digital design is helping Rio Tinto to achieve improvements in safety and cost as seen most recently at Amrun and at Koodaideri. • Partnering to develop innovative technology to tackle critical industry challenges is leading to advances in tailings management and handling, emissions reductions as well as improved water usage and recycling. • Investment in exploration continues in 18 countries and seven commodities. By taking a sophisticated approach to data and technology to improve targeting, Rio Tinto has uncovered opportunities in areas that have been well explored in the past. Notes to editors 1. Rio Tinto is holding an investor seminar in London today that includes a review of the Group strategy. 2. The presentation material and webcast will be available at www.riotinto.com/presentations at 8.00am GMT and the slides will also be released to the ASX at this time. 3. Presentations will be made by J-S Jacques, chief executive; Jakob Stausholm, chief financial officer; Simon Trott, chief commercial officer; Chris Salisbury, chief executive, Iron Ore; Arnaud Soirat, chief executive, Copper & Diamonds; Steve McIntosh, Group executive, Growth & Innovation and Vivek Tulpule, head of economics and markets. Members of the management team will also be present. *2019 forecast assumes June year-to-date actual realised pricing, July to September monthly average index prices with the remainder of 2019 based on October spot prices. Production and shipments for 2019 is based on consensus. Free cash flow is defined as net cash generated from operating activities less purchases and sales of Property, Plant & Equipment. Page 2 of 4

Forward-looking statements This announcement may include forward looking statements. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements. Page 3 of 4

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Page 4 of 4

Investor seminar Strength and resilience

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward- looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Ore Reserves and Mineral Resources The Ore Reserve and Mineral Resource estimates which appear on slides 22 and 41 are reported on a 100% basis. The Ore Reserve and Mineral Resource estimates which appear on slide 65 are reported on a Rio Tinto share basis apart from Pilbara iron ore, which are reported on a 100% basis. All Ore Reserve and Mineral Resource estimates in this presentation, together with the ownership percentages for each joint venture, were set out on pages 271 to 279 of Rio Tinto’s 2018 Annual Report released to the market on 27 February 2019. Rio Tinto is not aware of any new information or data that materially affects the abovementioned Ore Reserve and Mineral Resource estimates as reported in the 2018 Annual Report, and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person's findings are presented have not been materially modified. 2 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Cautionary and supporting statements (cont.)

The Competent Persons responsible for reporting in Rio Tinto's 2018 Annual Report the Ore Reserve and Mineral Resource estimates in this presentation were:

	Association[1]	Employer	Accountability	Deposits
Bauxite				
L McAndrew	AusIMM	Rio Tinto	Reserve	Gove, East Weipa and Andoom, Amrun
G Rogers	AusIMM		Resource	Gove, East Weipa and Andoom, North of Weipa, Amrun
M Keersemaker	AusIMM	CBG Consultant	Reserve	Sangaredi
G Girouard	AusIMM	Compagnie des Bauxites de Guinée	Resource	
C J da Silva	AusIMM	MRN Consultant	Reserve	Trombetas
M A H Monteiro	AusIMM	Mineração Rio do Norte	Resource	
Iron Ore				
K Tindale	AusIMM	Rio Tinto	Resource	Simandou
T Leriche	PEGNL	Rio Tinto	Resource and Reserve	Iron Ore Company of Canada
B Power	PEGNL		Resource	
B Wallace	PEGNL		Resource	
R Way	PEGNL		Resource	
R Williams	PEGNL		Reserve	
A Bertram	AusIMM	Rio Tinto	Resource	Rio Tinto Iron Ore – Hamersley, Channar, Eastern Range, Hope Downs, Robe, Rhodes Ridge
P Savory	AusIMM		Resource	
B Sommerville	AusIMM		Resource	
L Couto	AusIMM		Reserve	Rio Tinto Iron Ore – Hamersley, Channar, Eastern Range, Hope Downs, Robe
M Janas	AusIMM		Reserve	
R Sarin	AusIMM		Reserve	
R Verma	AusIMM		Reserve	

[1] AusIMM: Australasian Institute of Mining and Metallurgy; PEGNL: Professional Engineers and Geoscientists, Newfoundland and Labrador.

3

©2019, Rio Tinto, All Rights Reserved

Agenda Time Topic Who J-S Jacques 08:00-08:25 Strength and resilience Chief executive Vivek Tulpule 08:25-08:45 Connected to our markets Head of Economics & Markets Simon Trott Maximising the value of physical flows Chief Commercial Officer Chris Salisbury 08:45-09:05 Iron Ore: optimise and flex Chief executive, Iron Ore 09:05-09:35 Q&A Panel 09:35-10:05 BREAK Technology demonstrations in the foyer Stephen McIntosh 10:05-10:25 At the frontier of mining technology Group executive, Growth & Innovation Arnaud Soirat / Stephen McIntosh 10:25-10:35 Oyu Tolgoi Chief executive, Copper & Diamonds / Group executive, Growth & Innovation Jakob Stausholm 10:35-10:55 Our investment proposition Chief Financial Officer 10:55-11:25 Q&A Panel 11:25-11:30 Wrap up J-S Jacques 4 ©2019, Rio Tinto, All Rights Reserved

J-S Jacques Chief executive

Sector-leading financial performance $3.5bn2 $8bn $15bn + Sustaining capex Ordinary dividends paid 2019 interim and special dividends 42% average EBITDA margin1 $41bn $53bn 17% operating cash flows $8bn $4bn 1 average ROCE Growth capex Buy-backs + $12bn of cash divestments (2016-1H19) 135% TSR4 $9bn 3 $9bn Buy-backs and special + $0.7bn Reduction in net debt dividends from disposals Buy-backs 1 Average EBITDA margin and average ROCE from H1 2016-H1 2019. Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt). 2 Comprises $2.5 billion interim dividend and $1.0 billion special dividend paid on 19 September 2019. 3 $0.7 billion of on-market share buy-backs in Rio Tinto plc to be completed by 28 February 2020. Numbers have been rounded to the nearest $ billion. 4 Total Shareholder Return (TSR) is from 1 January 2016 to 30 September 2019. 6 ©2019, Rio Tinto, All Rights Reserved

Compelling purpose and sustainability drive Running a safe, Collaborating to Pioneering responsible and enable long-term materials for profitable business economic benefits human progress 0.44 AIFR1 $6.6bn Elysis In 2018 vs 0.68 for ICMM2 23 companies paid in taxes and royalties Partnership with Alcoa and Apple to globally in 2018 create carbon-free aluminium smelting 17% process Average ROCE3 H1 2016-H1 2019 1st Collaboration on Australia’s first Li2CO3 automation skills qualifications R&D to produce battery grade Lithium 71% Carbonate from tailings waste at Boron Of our electricity from renewable sources $3bn with 700 100% $10bn of our Canadian operations now offer local firms Aluminium Stewardship Initiative In close-down and restoration spent in Mongolia since 2010 certified product provisions at 31 Dec 2018 2nd Partnerships In the Corporate Human Rights Index MOU with Baowu and Tsinghua University to work to reduce carbon 1 All Injury Frequency Rate emissions across the steel value chain 2 International Council on Mining and Metals 3 Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt). 7 ©2019, Rio Tinto, All Rights Reserved

We are facing a ‘New Era’ of complexity Growing geopolitical tensions Higher societal expectations Technological disruptions 8 ©2019, Rio Tinto, All Rights Reserved

This New Era is framed by three interconnected global scenario forces Positioning our business for success through value over volume Geopolitics Society Technology Partnerships ESG / Carbon abatement Mining innovation Partnering across the value chain New Rio Tinto emission targets in Q1 2020 Productivity – next level of automation Customers and suppliers Aluminium hydro assets structurally advantaged Projects – lower capital intensity, more nimble Technology and ESG Copper and battery minerals demand upside from Tailings reprocessing unlocks new volumes electrification Growth 9 ©2019, Rio Tinto, All Rights Reserved

Our strategy is clear and consistent Superior cash generation World-class assets Operating and Commercial excellence Capabilities Portfolio Performance People & Partners Disciplined capital allocation Balance sheet strength Superior shareholder returns Creating growth options 10 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Portfolio: quality, diversified assets

Commodity	Iron ore	Aluminium	Copper	Minerals
Strategic approach	Optimise and flex	Protect and fix	Unlock growth	Develop opportunities
Priorities	Value over Volume Product quality Productivity / automation Renewables Increase variable cost base Partnerships	Production creep Customer / product mix optimisation Energy costs Reduce capital intensity Low-carbon technology Partnerships	Fast-track options from exploration Develop growth projects Apply technology to unlock volumes Tolling Partnerships	Value over Volume Rio Tinto Ventures Partnerships
Long-term market conditions	Low growth	Moderate primary demand growth Price-cost squeeze	Depletion and demand growth Fragmented supply side Non-OECD supply growth	High demand growth Evolving downstream markets
EBITDA margin[1]	63%	28%	40%	31%
ROCE[1]	42%	8%	9%	10%

[1] Average over three years to 30 June 2019. Divested assets have been excluded from all periods. Copper & Diamonds excludes Oyu Tolgoi. Return on Capital Employed (ROCE) defined as underlying earnings (to 30 June) before net interest divided by average capital employed (operating assets before net debt).

11

©2019, Rio Tinto, All Rights Reserved

Portfolio: creating options through exploration Projects located mainly in lower risk jurisdictions 2019 exploration expenditure 2019 exploration expenditure by commodity by project stage 5% 5% 7% 3% Copper Target Generation Diamonds Target Testing 27% 27% Nickel Project of Merit 65% 55% Other (1) Order of Magnitude 6% Ore Body Knowledge 1 Iron ore, bauxite, uranium, minerals Focus on most promising opportunities Copper Iron Ore Minerals Uranium Brownfield Diamonds Bauxite Ni/PGE Greenfield Current 18 countries 69 projects 2 Projects 2 Order of in generative and of Merit Magnitude target testing stage studies 12 ©2019, Rio Tinto, All Rights Reserved

Performance: safety, operational and commercial excellence drive superior margins and returns Zero fatalities our priority Relentless focus on operational excellence Commercial insights boost profits A safe and well run business Addressing the challenges: strong recovery Actively managing trade-off between in iron ore production and shipments in Q3 volumes, quality, cost and capex We are improving our Process Safety Pilbara iron ore production Superior price achievement Performance (annualised run rate Mt) $1.7/t 347 338 $3.4/t Cumulative Process Safety incidents: MRC1 $2.3/t Major and Catastrophic 11 11 9 9 320 8 7 308 5 4 4 3 3 1 1 1 1 Jan FebFev Mar Apr May Jun Jul Aug Sep Oct Nov Dec Q1 Q2 Q3 H1 18 H2 18 H1 19 2018 2019 2019 2018 Competitor fines basket2 Pilbara Blend Fines 1. Maximum Reasonable Consequence. 2. A synthetic blend of competitor products sold at the portside market. This synthetic blend approximates the Pilbara Blend Fines (PBF) quality spec. Sold on a stand-alone basis, these products have realised a lower aggregate price than PBF. Source: Rio Tinto 13 ©2019, Rio Tinto, All Rights Reserved

People: building capability to drive performance Centres of Excellence enabling decision making - Open Pit Mining - Processing - Underground Mining - Energy and Climate Change Commercial hub for sales, procurement and partnerships Significant increase in employee engagement across three years of surveys Collaborating on Australia’s first automation skills qualifications 14 ©2019, Rio Tinto, All Rights Reserved

Partners: working with others for future success Path to carbon free smelting Industry standards for sustainable development Sustainable approach to meeting the Lifesaving connections for rural communities resource needs of green energy Australia’s first nationally accredited Strengthening global capabilities for key automation training Chinese partners Unlocking frontier exploration markets Responsible aluminium value chain One billion tonnes of autonomous ore haulage Downstream emission reductions Powering the Mine of the Future 15 ©2019, Rio Tinto, All Rights Reserved

A disciplined business generating strong returns over the cycle… Strength and resilience from: Resilient group margin and returns through the cycle 47% Quality of our assets 44% 44% 44% 42% 39% 39% Capability of our people 38% 33% 35% 34% Operational performance 25% 23% 23% Innovative partnerships 18% 19% 16% 15% Disciplined capital allocation 14% 11% 11% 9% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019H1 EBITDA margin ROCE* *Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt) 16 ©2019, Rio Tinto, All Rights Reserved

…with a focus on free cash flow generation Free cash flow through the cycle $ billion 13.7 Updated capital allocation framework New returns 9.5 10 policy 7.7 6.9 7.0 5.8 4.8 3.9 2.1 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019F* (8.1) Free cash flow is defined as net cash generated from operating activities less purchases and sales of Property, Plant & Equipment. From 2019, lease principal payments are also deducted on adoption of IFRS 16 Leases. * 2019 forecast assumes June YTD actual realised pricing, July to September monthly average index prices with the remainder of 2019 based on October spot prices. Production and shipments for 2019 is based on consensus. 17 ©2019, Rio Tinto, All Rights Reserved

Vivek Tulpule Connected to our markets

Near-term uncertainties but policy is supportive Manufacturing sentiment in contraction in all 4 major economies Chinese GDP continues to grow strongly but at a slowing pace PMI Index Real GDP (2018 $bn)1 65 20,000 60 +5.8% 55 15,000 50 +7.1% 45 10,000 40 35 5,000 30 25 0 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 USA Japan Eurozone China Historic Forecast Synchronised policy support: major central banks are lowering borrowing costs to support the economy Source: Oxford Economics. 1 Average forecast based on estimates from Oxford Economics and Capital Economics 19 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Long-term trends support further growth in commodity demand

Per capita commodity consumption[1]

	India	ASEAN	China	Japan
Steel	64kg	121kg	523kg	505kg
Al	2kg	3kg[2]	28kg	28kg
Cu	1kg	2kg[2]	9kg	10kg

Key takeaways

Macro fundamentals remain supportive of ongoing demand growth in commodities

Global steel consumption forecast to grow by 1%-2%

Chinese steel production to peak in early 2020s, offset by growth in ASEAN and India

Primary Aluminium demand forecast to grow by 2.0% - 2.5%

China's primary Aluminium demand to moderate to 2.0% – 2.5% in the next decade compared to 11% in previous decade

Copper primary demand to grow 1.5% - 2.5% supported by transport electrification and increased renewables

Copper intensity of EVs is 3 – 4 times that of traditional vehicles

[1] Average for 5 years ending 2018. [2] Indonesia and Thailand used as proxy for ASEAN region. Demand growth ranges are based on consensus estimates. covering medium to long-run (2030). Excludes outliers. Source: Wood Mackenzie, CRU, UN population estimates, Consensus

20

©2019, Rio Tinto, All Rights Reserved

Demand for iron ore well supported Obsolete scrap usage is growing in China but constrained Iron ore demand growth depends on scrap consumption and by segregation costs & EAF/BOF1 economics India’s requirement for imported Iron ore China steel scrap consumption (Mt) Contestable Iron ore demand (Mt) forecast range 400 2,100 1,750 300 forecast range 1,400 200 1,050 100 700 0 350 2000 2010 2020 2030 1990 1995 2000 2005 2010 2015 2020 2025 2030 New2 Obsolete 1 EAF – Electric Arc Furnace. BOF – Basic Oxygen Furnace 2 New scrap includes home and prompt scrap. Source: Rio Tinto 21 ©2019, Rio Tinto, All Rights Reserved

Iron ore will remain attractive for incumbents Steep Iron ore cost curve supports healthy margins But the industry requires greenfield projects to maintain for low cost producers production which could cost up to $200/t 2019, CFR China Value in Use Adjusted Cash Cost Industry iron ore reserves1 (Bt) $/dmt 90 Russia Canada 3.2Bt Ukraine 60 2.1Bt USA 1.2Bt China 1.4Bt 30 4.6Bt India Africa 1.6Bt 0 4.2Bt 0% 14% 28% 42% 56% 70% 85% 99% Peru Brazil 1.8Bt 17.7Bt -30 Rio Tinto Pilbara Other Australia 13.5Bt Rio Tinto Pilbara - 3.4Bt1 1 Reserves reported on a 100% basis. Refer to slide 2 for supporting statements. Source (cost curve): Wood Mackenzie 22 ©2019, Rio Tinto, All Rights Reserved

Aluminium market challenged by flat cost curve Rio Tinto’s Canadian smelters are in the bottom decile Global demand for primary aluminium forecast Aluminium Cost Curve, ($/t, 2019) to grow by 2.0% - 2.5% CAGR (2018-30) Aluminium demand growth supported largely by transport and utilities sectors. Transport to account for about a third of the increase in semis demand supported by light weighting trend Low capital intensity of new smelters in Asia constrains price upside A $10 per tonne increase in carbon prices would lead to a $175/t 0% 25% 50% 75% increase in the operating cost of coal fired aluminium Others Rio Tinto China 2019 Fuel mix Rio Tinto: 75% hydro1 China: 86% coal Others: 55% coal & gas 1. Equity share basis Source: Rio Tinto, CRU 23 ©2019, Rio Tinto, All Rights Reserved

Electrification: exploring opportunities and markets Higher Electric Vehicle (EV) penetration to support demand Nickel EV demand Consensus range (Mn units) Batteries evolve towards higher energy density nickel rich chemistries 60 Long lead times, high capital costs, complexities of HPAL2 are key challenges to unlock new nickel supply Lithium 40 EV sales drive 15 - 20% CAGR growth in lithium demand based on consensus range 20 There are enough lithium resources to meet battery demand growth Cobalt DRC accounts for 72% of the world’s primary cobalt output. 0 2015 2020 2025 2030 Lower bound Upper bound Copper Electric vehicles and electric utilities will add 6-9Mt of copper demand by 2040 Copper intensity ICE1 = 23kg Hybrid = 40kg EVs = 83kg of vehicles Small projects (less than 100ktonnes3) accounted for about 40% of new capacity added in the last decade 1 ICE - internal combustion engine 2 HPAL – high pressure acid leach 3 100kt of copper equivalent production 24 ©2019, Rio Tinto, All Rights Reserved

Simon Trott Maximising the value of physical flows

We ensure our business is optimising value Driving end to end optimisation Providing market insights Processing & refinement Deepen understanding of our value chain and monetise Logistics & delivery information flows Building commercial excellence Mining & extraction Ensure we sell every tonne we produce to the customer that values it the most, supported by our technical expertise Marketing & sales Customers Expanding our activities and options Mine planning & suppliers Optimise our physical flows, increase options and improve measurement and management of risk Procurement Optimising the end-to-end value chain Ensure we maximise value not volume, evolving product suites to take advantage of the resource Exploration & development 26 ©2019, Rio Tinto, All Rights Reserved

Close to our global customers and suppliers 19% of sales to North America in 2018 66% of sales to Asia in 2018 Commercial organisation $7.6bn in sales1, ~90% sourced within North America $26.6bn in sales1 Sales & Marketing 1 $3.4bn in supplier spend1 $7.7bn in supplier spend in Asia Pacific1 • ~$40bn sales • 2,000 customers in 96 countries • >10,000 customer visits each year Marine & Logistics • One of the largest global dry bulk shippers Chicago • 3,000 voyages per year office Asia • Contract book 230+ vessels regional offices Procurement • $12bn spend across 37,000 suppliers and 3,000 contracts • 124 locations Markets & Risk Singapore • Market analysis, market risk management • Commercial treasury 1 2018 Arrows depict major flows from mine to market. 27 ©2019, Rio Tinto, All Rights Reserved

Our Pilbara Blend is the single largest, most liquid and consistent product Baseload for China mills Quality consistency Superior value for Pilbara Blend Fines (PBF) Our Pilbara Blend (PB) is a key input to customers We maintain Pilbara Blend quality by blending …thus delivering higher value to our customers operations different sources to a tight spec… and extracting a premium $1.7/t 3 50Mt 4 $3.4/t $2.3/t 5 Average China Domestic blend1 PB concentrate 6 7 Silica+alumina 8 9 10 H1 2018 H2 2018 H12019 55 57 59 61 63 65 67 Iron content % Competitor fines basket2 Pilbara Blend Fines3 Imports & domestic iron ore consumption in China Average specification of shipped product Reported China portside transactions 1 Calculated basis China’s iron ore consumption in 2019. Pilbara Blend includes fines and lump. 2 A synthetic blend of competitor products sold at the China portside market. This synthetic blend approximates PBF quality. 3 Includes reported PBF transactions at the China portside market, irrespective of seller. Source: MySteel, Rio Tinto 28 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Our diversified portfolio of products optimises end-to-end value

Diversified portfolio of products[1]

We market our high liquidity Pilbara Blend, plus a suite of products to meet the needs of our customers and optimise our resource


Silica + alumina
3
4
5
6
7
8
9
25Mt
IOC³
PBL
Baseload
HIY
PBF
RVL
SP10
RVF
56
57
58
59
60
61
62
63
64
65
66
67
Iron content %

Continuously optimising end-to-end value

From pit to furnace: we link our customers to our assets and ensure we maximise value over volume as the market and our resource evolve

Product		Description	Since
Pilbara Blend		Baseload in China, the most liquid and consistent product in the market	2007
Iron Ore Company of Canada		High-grade, very low contaminants, enables increased productivity	2000s
HIY Fines		Low contaminants, calcines to high Fe, key input to JKT[2] mills	1998
SP10		60% Fe product with moderate contaminants. Targeted at smaller mills in China	2014
Robe Valley		Low phosphorus, targeted at producers of high-quality steel	1970s

[1] 2019 YTD figures, [2] Japan, South Korea, Taiwan, [3] total Iron Ore Company of Canada (IOC) production comprised of pellets and concentrate. Source: Rio Tinto
PBF – Pilbara Blend Fines, PBL – Pilbara Blend Lump, HIY – Yandicoogina Fines, RVF – Robe Valley Fines, RVL – Robe Valley Lump

29

©2019, Rio Tinto, All Rights Reserved

Customers are at the centre of our commercial activities Technical engagements with customers to understand changes in their operations and inform our product offerings Joint Work Programme with Asian mills to improve Strengthen our customers’ lump rescreening and increase their partnerships lump usage Partnership with Baowu and Tsinghua University to reduce carbon emissions and improve environmental performance Portside trading in China to enable just-in-time Create value deliveries, inventory management solutions and value through supply added services chain optionality Larger vessels to optimise freight costs Piloting the first-ever fully integrated, cross-border Improve customer paperless trade transaction in the industry experience through innovation Mobile portside application that provides flexibility to purchase iron ore from Chinese ports 30 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Maximising value from our aluminium product portfolio

Bauxite: Developing new markets

We create demand for our products through technical engagements and partnerships



● Key customers ● Market development

Growing external bauxite sales, Mt, Rio Tinto share



+41%
23
27
29
32
33
2014
2015
2016
2017
2018

[1] 2019 first half

Alumina: Globally traded book

Provides ability to balance Atlantic needs and manage market disruptions

Atlantic position (Mt) Pacific position (Mt)



Sources
Uses
Sources
Uses
Internal
3rd party and swaps

11mt alumina book
~9% of globally traded alumina market

Swaps & purchases from external parties used to optimise global supply balance

Aluminium: VAP sales

To generate additional margin, regional optimisation to maximise value

VAP premium vs. remelt, $/t[1]



242

VAP portion[1]



54%

Focusing on end customer solutions and partnerships

RenewAL™ Low CO₂ Aluminium · NESPRESSO · asi Aluminium Stewardship Initiative

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©2019, Rio Tinto, All Rights Reserved

Tailoring assets and product suite to market dynamics in TiO_2 and copper

TiO_2: market leader with unrivalled product offering
We flex volumes, grades and products to meet the needs of the market

Supply volumes through the cycle



-40%
+20%
Peak
Trough
Current

Product split[1]



Rio Tinto
Competitor 1
Competitor 2
Competitor 3
A
B
C
D
E

Value over volume approach to optimise our three assets to meet market needs

Diverse product suite and operational flexibility allows us to adjust grades to meet customer needs

Maximising co-product credits & developing new products for high grade

Copper: Positioning our assets to outperform in the market
Unique position to leverage longs and shorts in our markets



North America copper flows (Mt)
7.2
2.9
4.3
Concentrate production
Trade
Concentrate consumption
Kennecott (KUC)
China copper flows (Mt)
Oyu Tolgoi
7.2
20.0
27.2
Concentrate production
Trade
Concentrate consumption

KUC long smelter capacity in a long concentrate market

Positioning Oyu Tolgoi in a market short in high-quality concentrate

Leverage arbitrage opportunities to optimise the portfolio

[1] A = High-grade slag, B = Chloride slag, C = Chloride ilmenite, D = Sulphate slag, E = Sulphate ilmenite. Source (copper flows): Wood Mackenzie, Rio Tinto. Source (TiO_2 product split): TZMI August 2019 forecast.

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©2019, Rio Tinto, All Rights Reserved

We are maximising the value of our physical flows Harnessing our vast network of information & insights across markets, supply chain and procurement Driving commercial insight across the business to continuously optimise end-to-end value Maximising the value of our physical flows by increasing optionality Building a culture of creating additional value at every opportunity 33 ©2019, Rio Tinto, All Rights Reserved

Chris Salisbury Iron Ore: optimise and flex

World-class system delivering outstanding returns Rio Tinto Iron Ore EBITDA and ROCE performance World-class assets and significant resource base % 2 100 120 80 $ Price per tonne / / ROCE Highly-valued product suite 1 60 60 40 Exclusive fully-integrated system creates flexibility 20 0 0 3 EBITDA EBITDA margin 2016 2017 2018 2019 (H1) People and partners driving innovation and productivity EBITDA Margin ROCE Price Focus on sustainable operational excellence EBITDA US$ / t versus Competitors 60 50 Average FOB EBITDA margin3 ~68%4 40 30 20 4 Average ROCE ~43% 10 EBITDA Margin US$ / / t US$ EBITDA Margin 0 2016 2017 2018 2019 (H1) RIO ($US/t) Peer 1 ($US/t) Peer 2 ($US/t) Peer 3 ($US/t) 1 EBITDA margin defined as sales margin excluding freight revenues. 2 Return on Capital Employed in H1 2019 shown at an annualised rate. 3 Nominal Free on Board (FOB) Western Australian iron ore price per dry metric tonne . Rio Tinto Iron Ore EBITDA excludes Dampier Salt and Rio Tinto Marine. Tonnage based on attributed shipments (adjusted for Robe River at 65% as per financial results). All figures in FOB terms. 3 FOB EBITDA margin is Rio Tinto Iron Ore EBITDA divided by revenues, excluding freight revenue. 4 Average over 3.5 years. 35 ©2019, Rio Tinto, All Rights Reserved

Solid mine performance Annualised tonnes produced in Q3 2019 Total Material Moved Indexed to 2019 YTD Sales Product Split (RT Share) (number of weeks) 2018 Actual (Mt) 1.15 5 360 80 4 1.06 60 3 1.0 0.98 2 40 # weeks # 1 20 0 0 320 330 340 350 360 370 380 390 400 Q1 Q2 Q3 PBF PBL HIY RVF RVL SP10 Mtpa 2018 2019 Strong Q3 performance following weather Recovery actions well progressed and SP10 supports high consistency of Pilbara Blend disruptions and operational issues in Q1 / Q2 delivering results Increases resource recovery and mine productivity 87.3 Mt production / 347 Mtpa run rate in Q3 Annualised 360 Mt rate achieved for 5 weeks. Not SP10 cost is lower than Pilbara Blend average cost achievable on a consistent, annualised basis * PBF – Pilbara Blend Fines, PBL – Pilbara Blend Lump, HIY – Yandicoogina Fines, RVF – Robe Valley Fines, RVL – Robe Valley Lump 36 ©2019, Rio Tinto, All Rights Reserved

Productivity focus to maximise financial results from assets Haul Truck Effective Utilisation Excavator Mean Time Between Failure Fixed Plant Conveyor Unscheduled Loss (Indexed to 2018 Actuals) (Hrs Indexed to 2018 Actuals) (Mt Indexed to 2018 Actuals) 1.18 1.10 1.08 1.06 1.06 1.02 1.01 1.0 1.0 1.0 1.0 0.96 0.86 0.96 0.95 0.87 2018 Q1 19 Q2 19 Q3 19 2018 Q1 19 Q2 19 Q3 19 2018 Q1 19 Q2 19 Q3 19 Autonomous Manned 37 ©2019, Rio Tinto, All Rights Reserved

Rail improvements to drive capacity and flexibility Annualised Railed Tonnes Run Rate (Mt)1 Annualised Tonnes Railed in Q3 2019 TSR3 Average Cycle Time Impact (number of weeks)2 Indexed to December 20182 345 5 360 338 1.0 0.99 0.83 328 4 0.68 3 302 2 # weeks # 1 0 Q1 Q2 Q3 310 320 330 340 350 360 370 Dec Q1 Q2 Q3 Mtpa 2018 2019 2018 2019 Solid Q3 performance with 345 Mtpa run rate Annualised rate of 360 Mt achieved for 7 weeks in Q3. Maintenance demonstrating positive effect on cycle time Capacity unlocked through AutoHaul, productivity and rail maintenance 1 Does not include period of rail maintenance shut undertaken in late September / early October. Total railed tonnes for Q3 2019 were 85.3 Mt. 2 Does not include period of rail maintenance shut undertaken in late September / early October. 3 TSR - Temporary Speed Restrictions 38 ©2019, Rio Tinto, All Rights Reserved

Data Analytics - taking productivity to the next level Predicting Rail Maintenance Specialist, multi-disciplined team formed including data scientists RTIO Leverages data collected from AutoHaulTM and other technology throughout the rail network Using artificial intelligence and Random Forests to optimise maintenance Predicts optimal removal of existing defects to >90% and predicts future defects to >80% Enables preventative approach and prioritisation of more effective maintenance Predicted sensitive areas of the network 39 ©2019, Rio Tinto, All Rights Reserved

Sustain low cost through productivity and technology Pilbara cash unit cost 2020 Cost Direction: Labour costs and Market tightening for some skill segments 20.2 maintenance Increased maintenance hours 19.5 Increase of ~12% due to longer haul distances 14-15 Mine work index Further development of brownfield pits 14.9 14.6 13.7 13.4 13.3 Exploration, $ per tonne per $ evaluation Increasing to support major renewals and approvals Productivity Extension of automation and cost reduction improvement Significant pipeline of productivity initiatives Foreign exchange AUD / USD 2013 2014 2015 2016 2017 2018 2019 H1 2019 Guidance 40 ©2019, Rio Tinto, All Rights Reserved

Long-term asset with strong replacement pipeline Low-cost, value-accretive capital options Multiple mine replacement options leveraging established hubs 110 80 Koodaideri 50 Mesa B, C, H West Angelas C, D 20 -10 2019 Approved Project Unapproved Project Capital intensity t capacity $ /Capital installed Koodaideri Phase One delivers capacity step change from 2021 Increasing approvals complexity Significant period of mine renewal ahead 3.4 Bt of reserves and 23.3 Bt of resources1 1 100% basis. Refer to page 2 for supporting statements. 41 ©2019, Rio Tinto, All Rights Reserved

System Outlook and Guidance System Outlook System demonstrating 360 Mtpa run-rate short term 360 Mtpa capacity achieved when Koodaideri Phase One is fully commissioned1 2019 Guidance Shipments: 320 - 330 Mt (100% basis) Unit costs: $14 - 15 /t 2020 Guidance Up to 5% increase on shipments from 2019 guidance Actual volumes and quality driven by market demand Specific shipping and cost guidance provided January 2020 Sustaining Capital Sustaining capital historically ~$1 billion per year 2020 to 2022 guidance $1 billion - $1.5 billion 1 Actual production subject to market and other conditions 42 ©2019, Rio Tinto, All Rights Reserved

Strategy to deliver returns through the cycle Continued outstanding financial performance through superior EBITDA margin Mines - operational improvements delivering results Focus on delivering sustainable operational excellence Productivity and technology to offset headwinds Resources and development options to underpin flagship Pilbara Blend product into the future Driving system capacity through productivity, with step change to be achieved post Koodaideri Value over volume core strategy with clear focus on delivering high-quality products to customers 43 ©2019, Rio Tinto, All Rights Reserved

Stephen McIntosh At the frontier of mining technology

Technology at our core Sustaining our leading Deploying emerging World class talent cost positions technologies Delivering real Proven track record Tackling critical growth options in project study industry challenges through exploration and execution 45 ©2019, Rio Tinto, All Rights Reserved

Leading mining industry innovation R&D / Pilot Phase Deployment start date Deployment 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 Pilbara remote operations centre Autonomous trucks MAS1 / RTVis2 TM Autonomous drills Automation AutoHaulTM Tailings Press Filter tech AP45 Aluminium Smelter tech AP60 Aluminium Smelter tech TM Process Tech Process Elysis - GHG Free Aluminium Data analytics / data science 3 Data Open Data Environment 1 MAS – Mine Automation System. 2 RTVis – Rio Tinto’s 3D visualisation technology. 3 The Open Data Environment is a proprietary data platform allowing rapid development and use of data analytics, machine learning, Artificial Intelligence, automation and optimisation technologies across Rio Tinto. 46 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Beyond automation

Value chain integration

Mine Automation System

- Real-time operational insights
- Precision in decision making
- Real-time orebody optimisation
- Sophisticated product / margin strategy

Digitally enabled operations



TrueView

Frontline decision support



Paperless maintainer

Digital workflow, more time on tools



Pioneer portal

Best minds on critical challenges



Open Data Environment*

Seamless integration with third party tech

Edison

AI simplifying the knowledge landscape



Portside trading

Mobile app for customers

*The Open Data Environment is a proprietary data platform allowing rapid development and use of data analytics, machine learning, Artificial Intelligence, automation and optimisation technologies across Rio Tinto.

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©2019, Rio Tinto, All Rights Reserved

RioTinto

Data analytics and AI lowers cost and drives productivity


Copper head grade prediction

Real-time chemistry increasing Cu recovery

Global replication opportunity


Reducing materials handling down time

~40% reduction in materials handling down time

Global replication opportunity


Forecasting ship arrivals

Enable the reduction of demurrage costs

Global replication opportunity

Targeted head grade prediction is from Rio Tinto Kennecott. Materials handling downtime results are from Hope Downs 1.

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©2019, Rio Tinto, All Rights Reserved

Industry-leading exploration technology delivering results Sophisticated proprietary tools & techniques “Greenrocks” Geochronology & Fertility Automated Mineralogy Predictive Analytics New models Rapid application of new technologies Winu FalConTM Drones Hyperspectral Imaging Data in the field Discovered by applying Novel adaptation of existing new insights to public and technology accelerating proprietary data to improve definition of the orebody Search Analytics Research Partnership our targeting techniques 49 ©2019, Rio Tinto, All Rights Reserved

World-class execution function Digital design and innovative construction led to multiple awards for Amrun Winner: The Australian Construction Achievement Awards Winner: The Civil Contractors Federation national award Winner: IACCM innovation & excellence award Winner: ICE Brunel Award – excellence in civil engineering Amrun – Chith Bauxite Export Facility IACCM - The International Association for Contract & Commercial Management. The Brunel Medal is awarded by the Institute of Civil Engineers to recognise excellence in civil engineering. 50 ©2019, Rio Tinto, All Rights Reserved

Making mining fleets more productive What is the mobile The benefits Status of work surge loader? An integrated, mobile hopper First of its kind being built bin and loading chute 50% by supplier MMD increase in productivity of (commissioning Oct 2019) digger* expected as a result Accepts ore/waste directly of cutting shovel hang time, from the loading unit removing spot and reverse 12 month pilot at Kennecott at shovel, increasing (November 2019) Loading unit doesn’t have effective utilisation to wait for the truck Future vision for deployment dependent on field results 98% accuracy in loading of trucks* expected; average 75 seconds and trucks positioned within 1cm *based on simulated results 51 ©2019, Rio Tinto, All Rights Reserved

Optimising orebodies and adding new revenue streams Recovering borates from our tailings Potential to add a new lithium revenue stream Lowest cost refinery ore feed, including recovery of tailings Optimising methods to generate battery-grade lithium carbonate from waste streams 7% uplift in recovery and reduction in variability of daily performance Opportunity to become largest producer of battery grade lithium carbonate in the US 52 ©2019, Rio Tinto, All Rights Reserved

Using technology to tackle critical industry challenges Tailings – Dry-stacking: Water management: Work with industry to research and develop new tailings solutions Increase capability to enhance water use and reduce waste Source: Epiroc Solar: Wind: Hybrid & electric equipment: ElysisTM Deploy existing renewable energy Deploy existing renewable energy Deploy OEM1 developed equipment Technology breakthrough to produce technologies technologies to reduce scope 1 GHG free aluminium 1 OEM – original equipment manufacturer 53 ©2019, Rio Tinto, All Rights Reserved

Leading the next frontier in mining Unlocking tonnes Fighting inflation Creating options Reducing capital Tackling critical intensity industry challenges 54 ©2019, Rio Tinto, All Rights Reserved

Arnaud Soirat and Stephen McIntosh Oyu Tolgoi

Oyu Tolgoi, a key investment for Rio Tinto World-class ore body, set to become one of the world’s largest copper/gold mines Outstanding achievements in safety and production Open pit operations and mine plans continue to be optimised, delivering over $1bn free cash flow since 2013 Ten years since Investment Agreement signed More than $9.5bn spent to date* in Mongolia since 2010 *At 30 June 2019. Source: Oyu Tolgoi website 56 ©2019, Rio Tinto, All Rights Reserved

Operating in an evolving landscape Population Sovereign Risk Economy Largely dependent Increased urbanisation Political uncertainty on Oyu Tolgoi Complexities Young, educated Mongolia can demonstrate Diversify base – population; employment successful delivery of large Oyu Tolgoi local procurement, and training Foreign Direct Investment sustainable projects funding project Opportunities 57 ©2019, Rio Tinto, All Rights Reserved

Construction progress Shaft 2 construction complete Boosted productivity Updating mine design Hoist systems being commissioned Record month in September 2019 Building an asset that will live 50 years + Game changer for underground development Lateral development progress of 1,385 Continuing to evaluate mine design options: productivity equivalent metres (eqm) vs 1,213 eqm in mid-access drives, ore handling system and August 2019 panel sequencing 58 ©2019, Rio Tinto, All Rights Reserved

Shaft 2 construction complete Animation shows infrastructure that has been completed (Shaft 2, Conveyor to surface) as well as elements currently under construction (Primary Crusher 1). 59 ©2019, Rio Tinto, All Rights Reserved

Construction progress Shaft 2 construction complete Boosted productivity Updating mine design Hoist systems being commissioned Record month in September 2019 Building an asset that will live 50 years + Game changer for underground development Lateral development progress of 1,385 Continuing to evaluate mine design options: productivity equivalent metres (eqm) vs 1,213 eqm in mid-access drives, ore handling system and August 2019 panel sequencing 60 ©2019, Rio Tinto, All Rights Reserved

Looking forward Shaft 2 construction complete – going through commissioning phase Now focusing on key underground supporting infrastructure: - Primary crusher 1 - Conveyor to surface - Shafts 3 and 4 Complete the mine design in H1 2020 Complete Definitive Estimate in H2 2020 61 ©2019, Rio Tinto, All Rights Reserved

Jakob Stausholm Our investment proposition

“Why invest in Rio Tinto?” Our Assets Our Approach Our Performance Long life Sustainability (ESG) Last 3 Years1 ROCE2 Competitive Operational Excellence $25 billion earnings3 18% Expandable + Value over volume = $23 billion free cash flow 17% Sustainable Capital discipline $26 billion4 dividends 18% share buy-backs Strong balance sheet Counter-cyclical Unique strength and resilience 1 2H2016-1H2019 excluding all operations divested in the period. 2 Return on Capital Employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). Average for 3 years to 30 June 2019. 3 Underlying earnings before net interest for the 3 years to 30 June 2019. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 63 ©2019, Rio Tinto, All Rights Reserved

“Why invest in Rio Tinto?” Our Assets Our Approach Our Performance Long life Sustainability (ESG) Last 3 Years1 ROCE2 Competitive Operational Excellence $25 billion earnings3 18% Expandable + Value over volume = $23 billion free cash flow 17% Sustainable Capital discipline $26 billion4 dividends 18% share buy-backs Strong balance sheet Counter-cyclical Unique strength and resilience 1 2H2016-1H2019 excluding all operations divested in the period. 2 Return on Capital Employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). Average for 3 years to 30 June 2019. 3 Underlying earnings before net interest for the 3 years to 30 June 2019. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 64 ©2019, Rio Tinto, All Rights Reserved

Long life: large resource base and modest depletion 40% 60% of assets in processing > of assets in mining > no depletion modest depletion Very significant Bulk products Mineral resources in addition 1 2 2 2018 Production Ore Reserves Resources to reserves Mt Mt Mt Pilbara Iron Ore (100%) 338 3,427 23,319 IOC Canada 9 320 1,125 Bauxite 50 1,522 3,365 1 IOC and Bauxite 2018 production figures are on a Rio Tinto share basis, Pilbara Iron Ore is on a 100% basis. 2 Refer to slide 2 for supporting statements. All Mineral Resources and Ore Reserves are as per the Rio Tinto 2018 Annual Report. All Mineral Resources and Ore Reserves are Rio Tinto share, except for Pilbara Iron Ore which is on a 100% basis. Mineral Resources are reported as additional to Ore Reserves. As per standard reporting practice, modifying factors have not been applied to the Resources and so these cannot be simply added to Ore Reserves. 65 ©2019, Rio Tinto, All Rights Reserved

Outstanding competitive position: > 80% of our assets1 in lower half of the cost curve 2019 Iron ore value in use curve (CFR China, US$/dmt) Pilbara Iron Ore 90 Lower half of the cost curve 60 Borates In well-structured markets 30 TiO2 0 With a strong market position 0% 14% 28% 42% 56% 70% 85% 99% Bauxite -30 Rio Tinto Pilbara 2019 Copper mine costs 400 (CuEq C1+royalties+sustaining capex, c/lb) Copper 300 Constrained by geology 200 Diamonds 100 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,100 18,000 20,000 Source: Rio Tinto and Wood Mackenzie. Copper costs expressed as CuEq C1 + royalties + sustaining capex. Escondida KUC Oyu Tolgoi open pit Kt Cu Range capped at 400c/lb. 1 Based on operating assets at 30 June 2019, excluding projects. 66 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Expandable: our technical knowledge combined with our asset base creates opportunities throughout the pipeline

Spend over the last 3 years[1] in $ billion

Spending Trend:


0.7
Greenfield Exploration & Evaluation
0.7
Product Groups Exploration & Evaluation
7.3
Development Capital
6.7
Sustaining Capital

Greenfield Exploration & Evaluation	Product Groups Exploration & Evaluation	Development Capital	Sustaining Capital
Full pipeline	Resolution Jadar Simandou	Oyu Tolgoi Koodaideri Amrun Silvergrass Southwall Pushback	Asset health

[1] Cumulative figures for the three year period 2H16 to 1H19

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©2019, Rio Tinto, All Rights Reserved

Sustainable: assets are well placed in a carbon-constrained world No extraction of fossil fuels Total own greenhouse gas emissions 71% of electricity from renewable 34 sources 32 Own emissions down 18% in the 32 last five years 31 -18% Renew own emission targets in Q1 2020 28 Working with our customers (Baowu) and partners (Tsinghua University, Elysis) to help reduce emissions across the value chain 2014 2015 2016 2017 2018 Million tonnes C02 equivalent 68 ©2019, Rio Tinto, All Rights Reserved

Our strong balance sheet creates resilience and optionality Reduces cyclicality of cash flows Net debt $ billion Enables counter-cyclical behaviour 15 14.1 13 Creates optionality 12.9 11.3 11 10.0 9.3 9.3 9 8.0 9.6 7 7.6 5.2 5.6 5 3.8 4.9 3 1 -0.3 -1 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Reported net debt Pro-forma net debt1 1 Pro forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag, and the impact of IFRS 16 Leases for all prior periods. IFRS 16 Leases is reflected in June 2019 reported net debt. 69 ©2019, Rio Tinto, All Rights Reserved

“Why invest in Rio Tinto?” Our Assets Our Approach Our Performance Long life Sustainability (ESG) Last 3 Years1 ROCE2 Competitive Operational Excellence $25 billion earnings3 18% Expandable + Value over volume = $23 billion free cash flow 17% Sustainable Capital discipline $26 billion4 dividends 18% share buy-backs Strong balance sheet Counter-cyclical Unique strength and resilience 1 2H2016-1H2019 excluding all operations divested in the period. 2 Return on Capital Employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). Average for 3 years to 30 June 2019. 3 Underlying earnings before net interest for the 3 years to 30 June 2019. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 70 ©2019, Rio Tinto, All Rights Reserved

Well-established sustainability (ESG) approach Relationships and governance Effective risk management Closure, the long-term view Safety always our first priority Community relations Transparency: - Climate change report - Taxes paid - Contract disclosure - Tailings disclosure Three levels of assurance for $10bn1 of provisions managing tailings and water storage Robust rehabilitation plans 1 At 31 December 2018 71 ©2019, Rio Tinto, All Rights Reserved

Operational excellence: productivity is a key lever 1 Mine to Market M2M free cash flow target of $1.0-1.5 billion run-rate from $ billion 1.0-1.5 2021, dependent on: Market conditions in Iron Ore Raw material prices in Aluminium reverting to levels at the beginning of the programme 0.4 2018 run rate 2021 target 1 M2M - Mine to Market 72 ©2019, Rio Tinto, All Rights Reserved

Value over volume Value over volume Day-to-day commercial considerations by commodity Production growth (Cu Eq) Investment decisions entirely driven by value Last 3 years 2016 2019 2023 1 Compound Annual Growth Rate (CAGR) from 2H2016 to 1H2019 73 ©2019, Rio Tinto, All Rights Reserved

Disciplined allocation of capital Essential 1 sustaining capex Further cash returns to Compelling Ordinary shareholders growth 2 dividends Iterative 3 cycle of Debt management 74 ©2019, Rio Tinto, All Rights Reserved

Controlled ramp-up of investments Sustaining capex of around Capital expenditure profile $2.5 billion per year $ billion ~7.0 Iron Ore sustaining capex of ~6.5 ~6.5 $1.0-1.5 billion per year 5.4 ~5.5 Pilbara replacement capital Depreciation includes Koodaideri and Robe River 4.5 mine developments from 2019 All capital decisions go through 3.0 rigorous evaluation and challenge 2016A 2017A 2018A 2019F 2020F 2021F 2022F Sustaining Pilbara replacement Other replacement Development 75 ©2019, Rio Tinto, All Rights Reserved

Counter-cyclical: divested assets while disciplined on capital spend Divested assets in strong Cash proceeds from divestments commodity markets (pre-tax) 12.3 $ billion 8.6 18 assets divested since 2016 Raised $12.3 billion in pre-tax cash flow All post-tax divestment proceeds have been returned to shareholders 2.7 1.0 2016 2017 2018 Total Global51* PMI1 51 53 53 1 PMI – Purchasing Managers Index 76 ©2019, Rio Tinto, All Rights Reserved

“Why invest in Rio Tinto?” Our Assets Our Approach Our Performance Long life Sustainability (ESG) Last 3 Years1 ROCE2 Competitive Operational Excellence $25 billion earnings3 18% Expandable + Value over volume = $23 billion free cash flow 17% Sustainable Capital discipline $26 billion4 dividends 18% share buy-backs Strong balance sheet Counter-cyclical Unique strength and resilience 1 2H2016-1H2019 excluding all operations divested in the period. 2 Return on Capital Employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). Average for 3 years to 30 June 2019. 3 Underlying earnings before net interest for the 3 years to 30 June 2019. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 77 ©2019, Rio Tinto, All Rights Reserved

Our performance: industry-leading profitability… Average ROCE 2009 to 2019 of 16% Return on invested capital*, post tax Average ROCE 2001 to 2008 of 22% Only one year of single digit ROCE in two decades 23% 24% 22% 18% 15% 17% 15% 12% 13% 10% 8% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H2019 Range for key diversified mining peers** Rio Tinto Source: CSFB and company information. *Return on Invested Capital is defined as tax adjusted EBIT / (consolidated book equity + net debt). ** Average of peers comprising Anglo American, BHP, Glencore and Vale. 78 ©2019, Rio Tinto, All Rights Reserved

…that drive strong cash flows… Cash flow in $ billion Capital allocation framework in action 20.0 18.3 15.1 New returns 15 13.7 14.3 13.9 policy 11.8 9.4 9.4 9.5 10 9.2 8.5 7.7 6.9 7 5.8 4.8 3.9 2.1 Free cashflow at spot prices and consensus volumes (8.1) 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019F* Operating cash flow Free cash flow Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E. *2019 forecast assumes June YTD actual realised pricing, July to September monthly average index prices with the remainder of 2019 based on October spot prices. Production and shipments for 2019 is based on consensus. 79 ©2019, Rio Tinto, All Rights Reserved

…based on a well defined pay-out policy Our pay-out ratio has consistently exceeded the policy Returns policy widely accepted 160% 140% Pay-out ratio policy de-risks the company 120% 100% 80% 60% Policy of 40-60% of underlying earnings through the cycle 40% 20% 0% 2016 2017 2018 H1 19 Last 3 years Ordinary dividend Additional return Return of disposal proceeds 80 ©2019, Rio Tinto, All Rights Reserved

“Why invest in Rio Tinto?” Our Assets Our Approach Our Performance Long life Sustainability (ESG) Last 3 Years1 ROCE2 Competitive Operational Excellence $25 billion earnings3 18% Expandable + Value over volume = $23 billion free cash flow 17% Sustainable Capital discipline $26 billion4 dividends 18% share buy-backs Strong balance sheet Counter-cyclical Unique strength and resilience 1 2H2016-1H2019 excluding all operations divested in the period. 2 Return on Capital Employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). Average for 3 years to 30 June 2019. 3 Underlying earnings before net interest for the 3 years to 30 June 2019. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 81 ©2019, Rio Tinto, All Rights Reserved

J-S Jacques Chief executive

Appendices 31 October 2019 London

World-class iron ore assets - fully integrated and agile network CAPE LAMBERT A & B HAMERSLEY IRON (100%) UNDEVELOPED PROJECT (100%) PARKER POINT Point Samson 16 > 150 Dampier Wickham EAST INTERCOURSE ISLAND ROBE RIVER MINING JV (53%) Karratha Roebourne Mines Autonomous haul trucks HOPE DOWNS JV (50%) CHANNAR MINING JV (60%) 1,700 55 BAO-HI RANGES JV (54%) Rail (km) Production drills Pannawonica MESA A 4 >20 MESA J Port terminals Autonomous drills SILVERGRASS NAMMULDI 4 >200 BROCKMAN 2 BROCKMAN 4 KOODAIDERI Power stations Locomotives MARANDOO WESTERN TURNER SYNCLINE Tom Price TOM PRICE YANDICOOGINA HOPE DOWNS 1 >370 > 100 Haul trucks Global customers PARABURDOO WEST ANGELAS Paraburdoo HOPE DOWNS 4 EASTERN RANGE CHANNAR Newman 84 ©2019, Rio Tinto, All Rights Reserved

Benefits to Mongolia already significant and will continue for generations World-class $9.5bn Direct economic safety performance spent to date in Mongolia contribution 88% $2.4bn International water recycling rate in taxes and royalties reputation 212,000 15,000 93% Industry saplings planted employees Mongolian development Support 342k Human capital gazelle and wildlife hrs in training in 2019 development South Gobi $3bn Building the future partnerships spent with ~700 business eco system local businesses Delivered to date At 30 June 2019 Source: Rio Tinto, Oyu Tolgoi website 85 ©2019, Rio Tinto, All Rights Reserved

Construction progress at Oyu Tolgoi Above ground infrastructure Shafts & below ground Lateral development productivity completed infrastructure completed Mine dry building Load commissioning of Jaw Crusher Lateral mine footprint development Mine dry and control centre Shaft 2 complete, commissioning 28,202 equivalent metres (eqm) of vertical, lateral and mass excavation development (on & off footprint) – 30 Central heating plant Shaft 5 September 2019 Overland conveyor to stockpile Shaft 2 Jaw Crusher Record performance of 1,385 eqm in September 5,500 person camp Ore bin 11 and transfer station Shaft 5 ventilation fans Surface discharge conveyor Mine air heaters Excavation of the Primary Crusher 1 chamber Batch plant 4 & quarry 86 ©2019, Rio Tinto, All Rights Reserved

Investment agreements allowed financing for Oyu Tolgoi Underground UDP signed and Underground construction Open pit mine constructed and production commenced construction project finance recommenced & ongoing suspended secured 2009 2011 2013 2015 2016 2018 TODAY Investment Agreement Amended & Restated Underground Project Finance Power Agreement Shareholder Agreement Development Plan (ARSHA) (UDP) ~90% of Foreign Direct Investment associated with Oyu Tolgoi USD Billions 6 Total 4 2 0 -2 $4.4bn -4 -6 Loans raised by Oyu Tolgoi to 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 fund underground expansion Foreign direct investment, net inflows (Balance of Payments, current US$) Source: World Bank 87 ©2019, Rio Tinto, All Rights Reserved

Group level financial guidance FY2019 FY2020 FY2021 FY2022 CAPEX Total Group $5.5bn ~$7.0bn ~$6.5bn ~$6.5bn Sustaining Capex ~$2.5bn ~$2.5bn ~$2.5bn ~$2.5bn Group Pilbara Sustaining $1.0bn $1.0-$1.5bn $1.0-$1.5bn $1.0-$1.5bn Capex Productivity $0.5bn $1.0 - $1.5bn1 Effective tax rate 30% Returns Total returns of 40 – 60% of underlying earnings through the cycle 1 Exit run rate of additional free cash flow by end of 2021 88 ©2019, Rio Tinto, All Rights Reserved

Group level financial guidance 2019 production guidance1 2019 costs 2020 guidance Iron Ore Shipments 320 – 330mt (100% basis) $14-15/wmt (FOB)2 Up to 5% increase on shipments from 2019 guidance, subject to market conditions. C&D C1 unit costs 110-120 c/llb Mined Copper 550 – 600kt Refined Copper 220 – 250kt Diamonds 15 – 17 m carats Aluminium Modelling guidance provided for Bauxite around 54mt Canadian smelters only (see slide 91) Alumina around 7.7mt Aluminium at lower end of 3.2 – 3.4mt Minerals TiO2 1.2 – 1.4 mt IOC 10.7 - 11.3 mt3 (RT share) B2O3 0.5mt 1 Rio Tinto share unless otherwise stated. 2 Per wet metric tonnes on a Free on Board basis. Includes 0.25c/t relating to additional waste movement costs. 3 Total production of pellets and concentrates – mix can flex depending on marketing demand. 89 ©2019, Rio Tinto, All Rights Reserved

Modelling EBITDA Underlying EBITDA sensitivity ($m) impact on FY 2019 underlying EBITDA H1 2019 average price / rate of 10% price/rate change Copper 280c/lb 281 Aluminium $1,826/t 462 Gold $1,307/oz 61 Iron ore (62% Fe FOB) $84.9/dmt 1,862 A$ 0.71US$ 550 C$ 0.75US$ 345 Oil (Brent) $66/bbl 68 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. 90 ©2019, Rio Tinto, All Rights Reserved

Modelling aluminium costs ($/t) Impact a $100/t change in each of the input costs below will Canadian* smelting unit cash** cost sensitivity have on our H1 2019 Canadian smelting unit cash cost of $1,406/t Alumina (FOB) 191 Green petroleum coke (FOB) 34 Calcined petroleum coke (FOB) 30 Coal tar pitch (FOB) 7 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium. 91 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Group Income Statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)
Consolidated sales revenue	20,722	40,522	735	1,180	19,987	39,342
Net operating costs (excluding items shown separately)	(12,818)	(27,115)	(470)	(1,058)	(12,348)	(26,057)
Impairment charges	(2,349)	(132)	(2,240)	-	(109)	(132)
Net gains on consolidation and disposal of interests in businesses	-	4,622	-	-	-	4,622
Exploration and evaluation costs	(287)	(488)	-	(5)	(287)	(483)
Profit relating to interests in undeveloped projects	8	278	-	-	8	278
Operating profit	5,276	17,687	(1,975)	117	7,251	17,570
Share of profit after tax of equity accounted units	208	513	-	-	208	513
Profit before finance items and taxation	5,484	18,200	(1,975)	117	7,459	18,083
Finance items	(298)	(33)	1	(22)	(299)	(11)
Profit before taxation	5,186	18,167	(1,974)	95	7,160	18,072
Taxation	(2,255)	(4,242)	(80)	44	(2,175)	(4,286)
Profit for the period	2,931	13,925	(2,054)	139	4,985	13,786
- attributable to owners of Rio Tinto (net earnings)	4,130	13,638	(641)	125	4,771	13,513
- attributable to non-controlling interests	(1,199)	287	(1,413)	14	214	273
Non-GAAP measures (per Financial Information by Business Unit)						
Underlying EBITDA	10,250	18,136	306	375	9,944	17,761
Underlying Earnings	4,932	8,808	52	69	4,880	8,739

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.66%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

(1) Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

(2) Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

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©2019, Rio Tinto, All Rights Reserved

RioTinto

Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)
Non-current assets	69,887	70,047	8,848	10,375	61,039	59,672
Current assets	16,479	20,168	3,280	3,813	13,199	16,355
Assets of disposal groups held for sale	386	734	-	-	386	734
Total assets	86,752	90,949	12,128	14,188	74,624	76,761
Current liabilities	(10,897)	(10,571)	(503)	(540)	(10,394)	(10,031)
Non-current liabilities	(31,386)	(30,261)	(4,400)[2]	(4,367) [2]	(26,986)	(25,894)
Liabilities of disposal groups held for sale	(169)	(294)	-	-	(169)	(294)
Total liabilities	(42,452)	(41,126)	(4,903)	(4,907)	(37,549)	(36,219)
Net assets	44,300	49,823	7,225	9,281	37,075	40,542
Equity attributable to owners of Rio Tinto	39,565	43,686	4,739	5,345	34,826	38,341
Attributable to non-controlling interests	4,735	6,137	2,486	3,936	2,249	2,201
Total equity	44,300	49,823	7,225	9,281	37,075	40,542
Non-GAAP Measures (per Financial Information by Business Unit)						
Operating assets	44,420	43,431	5,954	6,072	38,466	37,359
Net debt	(4,855)	255	(1,215)	(727)	(3,640)	982
Equity attributable to owners of Rio Tinto	39,565	43,686	4,739	5,345	34,826	38,341

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.66%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

[2] Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. At 30 June 2019 and 31 Dec 2018, US$4.3bn of project finance debt was outstanding under this facility.

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©2019, Rio Tinto, All Rights Reserved

Rio Tinto

Group Cash Flow Statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)
Cash flows from operations	9,429	16,455	287	357	9,142	16,098
Net interest paid	(250)	(612)	(169)	(165)	(81)	(447)
Dividends paid to holders of non-controlling interests in subsidiaries	(57)	(420)	-	-	(57)	(420)
Tax paid	(2,733)	(3,602)	(1)	(3)	(2,732)	(3,599)
Net cash generated from operating activities	6,389	11,821	117	189	6,272	11,632
Purchase of property, plant and equipment and intangible assets	(2,391)	(5,430)	(651)	(1,284)	(1,740)	(4,146)
Disposals of subsidiaries, joint ventures, unincorporated joint operations and associates	46	7,733	-	-	46	7,733
Purchases of financial assets	(47)	(1,572)	-	-	(47)	(1,572)
Other investing	17	590	-	1	17	589
Net cash (used)/generated in investing activities	(2,375)	1,321	(651)	(1,283)	(1,724)	2,604
Cash flows before financing activities	4,014	13,142	(534)	(1,094)	4,548	14,236
Net cash flows used in financing activities	(7,881)	(12,951)	(9)[3]	(2)[3]	(7,872)	(12,949)
Effects of exchange rates on cash and cash equivalents	(34)	151	-	-	(34)	151
Net (decrease)/increase in cash and cash equivalents	(3,901)	342	(543)	(1,096)	(3,358)	1,438
Non-GAAP measures						
Free cash flow	3,879	6,977	(334)	(900)	4,213	7,877

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.66%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

[2] Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

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©2019, Rio Tinto, All Rights Reserved